July 20, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form S-1/A

Filed July 6, 2015

File No. 333-204087

To the men and women of the SEC:

On behalf of Vapetek, Inc., Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 13, 2015 addressed to Mr. Andy Michael Ibrahim, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on July 6, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Company note: We have added an additional shareholder to the section “selling shareholders” and amended the S-1 to reflect the offering by the selling shareholders is now 15,050,000 as opposed to 14,700,000.

Our Company has also recently changed addresses so we have amended the S-1 respectively throughout, in particular page 22.

SEC Comment(s) /Analysis

General

1. We have considered your response to prior comment 1 and we are unable to agree based upon the facts and circumstances set forth in our prior comment. We believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company’s shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

COMPANY RESPONSE

We have disclosed the selling stockholders as underwriters and that the price per share is fixed at $.025 on page 1. Any reference to the contrary has been removed.

Prospectus Summary

The Company, page 2

2. We note your response to prior comment 3. Please disclose that you do not create the technology for or develop the products you sell and are a reseller of products created by third party manufacturers.

COMPANY RESPONSE

We have added the following The Company section on page 2: “It should be noted that we do not create the technology for, or develop, the products that we sell and Vapetek is a reseller of products created by third party manufacturers."

3. We note your response to prior comment 5 and your disclosure that Mr. Ibrahim currently intends to sell the company’s shares prior to selling his own shares. If true, disclose that Mr. Huang is under no obligation to sell the company’s shares first before selling his own shares. Also clarify whether it will be Mr. Huang or investors who will determine if they are subscribing for shares being sold by the company or by Mr. Huang.

COMPANY RESPONSE

We note what we assume was a clerical error referencing Mr. Ibrahim as Mr. Huang, and in regards to Mr. Ibrahim’s intention to sell the Company’s shares prior to selling his own we have added the following to pages 3 and 20: “Please note that at this time Mr. Ibrahim intends to sell the Company’s shares prior to selling his own shares, although he is under no obligation to do so. Mr. Ibrahim will decide whether shares are being sold by the Company or by Mr. Ibrahim himself."

4. We note the new risk factor you added on page 12 in response to prior comment 7. Instead of simply listing the requirements of Rule 144(i), please revise your risk factor heading and disclosure to discuss how it applies to you, your shareholders and purchasers in the offering being registered. Also discuss other consequences of your prior shell company status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities.

COMPANY RESPONSE

The risk factor has been revised and now reads as follows:

Rule 144 may not be applicable to some, or all, of our shareholders.

Facts Regarding Rule 144:

Rule 144(i)(1) prohibits the use of the rule for sales of restricted stock and stock held by affiliates into the public market if the issuing company is now or ever has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied. The following explanation is qualified in its entirely by reference to the complete text of Rule 144. Rule 144(i)(1) defines a shell company as a company that is now or at any time previously has been an issuer, that has:(A) No or nominal operations; and(B) Either:(1) No or nominal assets;(2) Assets consisting solely of cash and cash equivalents; or(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets. This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K. Rule 144(i)(2) does permit the use of Rule 144 by stockholders of an issuing company has previously been but is not now a shell company if the issuing company [that] has been filing reports with the SEC for one year that contain information about its current operating (or development stage) business activities (not including shell company activities) and it is current in its reporting obligations at the time of the proposed sale in reliance on Rule 144.

Rule 144 Relating to this Offering and Existing Shareholders:

It should be noted that the Company ceased to be a shell Company when it filed its 8-K ceasing status as a shell Company on September 23, 2014. As of the one year anniversary of this 8-K, we will have been a fully SEC Reporting, non shell Company, for the duration of one full year. This means that for all non-affiliate shareholders Rule 144 will be available to rely upon on September 23, 2015.

Without being able to rely on Rule 144 our shareholders will need to have their shares registered with the SEC via an S-1 Registration Statement. The section herein titled “Selling Shareholders” lists the shares that are being registered in this offering.

Shareholders that purchase shares in the offering herein will be purchasing shares that are registered and unrestricted, therefore Rule 144 would be inapplicable. Pertaining to shares offered via S-8 for employment or incentive plans in order to rely upon Rule 144 we would be required to be fully reporting for one full year since the 8-K we have filed ceasing our status as a shell Company on September 24, 2015.

Use of Proceeds, page 17

5. In response to prior comment 3, you revised your disclosure to state that the $20,000 estimated costs of the offering will be paid by the company and not by Mr. Ibrahim. Please revise the discussion of your use of proceeds to take into account the expenses of the offering. Please also revise your disclosure regarding Mr. Ibrahim’s verbal agreement to provide loans to the company to disclose the material terms of this agreement, including whether this is a binding obligation, what the repayment terms would be and limitations on the amount that could be advanced.

COMPANY RESPONSE

The Company does not plan on utilizing any of the funds from the offering to pay for the offering itself, and intends to utilize revenue from the operations of the Company to pay for the costs of the offering. Therefore, adding the offering costs to the use of proceeds section would not be appropriate.

Item 16. Exhibits to the Registration Statement, page 27

6. Please have counsel revise the first paragraph of the legal opinion to clarify that the registration statement seeks to register a total of 34,700,000 common stock shares, of which, 20,000,000 common stock shares are being offered for sale by the company and 14,700,000 common stock shares are being offered for sale by certain selling shareholders.

COMPANY RESPONSE

Counsel has revised the opinion letter and it is attached herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 20, 2015

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

President & CEO